UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli 18537

Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Partners LP on August 5, 2020 relating to its results for the three-month period ended June 30, 2020 and the related financial report are attached hereto as Exhibits 99.1 and 99.2, respectively.

INCORPORATION BY REFERENCE

Exhibits 4.1, 4.2 and 99.2, including Appendix A thereto, to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-220736), filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2017 and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

4.1

Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC*

4.2

Facility Agreement dated July 16, 2020, relating to $200,000,000 loan facility among GAS-twenty seven Ltd., GAS-twenty one Ltd. and GAS-nineteen Ltd., as borrowers, DNB (UK) Ltd. and ING Bank N.V., London Branch, as mandated lead arrangers, with DNB Bank ASA, London Branch as agent and security agent, DNB (UK) Ltd. and ING Bank N.V., London Branch as bookrunners and ING Bank N.V, London Branch as structuring and documentation bank, guaranteed by GasLog Partners LP, GasLog Partners Holdings LLC, GasLog Ltd. and GasLog Carriers Ltd.*

99.1	Press Release dated August 5, 2020

99.2	Financial Report for the Three and Six Months Ended June 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Unaudited Condensed Consolidated Financial Statements

Appendix A: Supplemental Non-GAAP Partnership Performance Information and Reconciliation Tables

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

*	Certain schedules have been omitted. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2020

GASLOG PARTNERS LP

	by	/s/ Andrew Orekar
		Name:	Andrew Orekar
		Title:	Chief Executive Officer